Exhibit 21.1
List of Subsidiaries of Blue Dolphin Energy Company:
•	Blue Dolphin Exploration Company, a Delaware corporation,

•	Blue Dolphin Pipe Line Company, a Delaware corporation;

•	Blue Dolphin Services Co., a Texas corporation;

•	Blue Dolphin Petroleum Company, a Delaware corporation; and

•	Petroport, Inc., a Delaware corporation.